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November 18, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Ronald (Ron) E. Alper Ms. Maryse Mills-Apenteng

Re:	Blue Safari Group Acquisition Corp. Preliminary Proxy Statement on Schedule 14A

Filed November 2, 2022

File No. 001-40473

Dear Mr. Alper and Ms. Mills-Apenteng:

On behalf of our client, Blue Safari Group Acquisition Corp. (the “Company”), we are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated November 17, 2022 (the “Comment Letter”), relating to the Company’s preliminary proxy statement on Schedule 14A filed on November 2, 2022 (the “Preliminary Proxy Statement”).

Set forth below is the Company’s response to the Staff’s comment. The Staff’s comment is repeated below in bold and are followed by the Company’s response. Capitalized terms used but not defined herein are used herein as defined in the Preliminary Proxy Statement.

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Preliminary Proxy Statement on Schedule 14A filed November 2, 2022

General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response

In response to the Staff’s comment, the Company proposes to include in its definitive proxy statement the following risk factor in the “Risk Factors” section of the proxy statement:

If we were considered to be a “foreign person,” we might not be able to complete an initial business combination with a U.S. target company if such initial business combination is subject to U.S. foreign investment regulations or review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (“CFIUS”).

Our Sponsor is controlled by or has substantial ties with non-U.S. persons domiciled outside the U.S. Acquisitions and investments by non-U.S. persons in certain U.S. businesses may be subject to rules or regulations that limit foreign ownership. CFIUS is an interagency committee authorized to review certain transactions involving investments by foreign persons in U.S. businesses that have a nexus to critical technologies, critical infrastructure and/or sensitive personal data in order to determine the effect of such transactions on the national security of the U.S. Were we considered to be a “foreign person” under such rules and regulations, any proposed business combination between us and a U.S. business engaged in a regulated industry or which may affect national security could be subject to such foreign ownership restrictions, CFIUS review and/or mandatory filings.

If our potential initial business combination with a U.S. business falls within the scope of foreign ownership restrictions, we may not be able to consummate an initial business combination with such business. In addition, if our potential business combination falls within CFIUS’s jurisdiction, we may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. CFIUS may decide to block or delay our initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or order us to divest all or a portion of a U.S. business of the combined company if we had proceeded without first obtaining CFIUS clearance. The potential limitations and risks may limit the attractiveness of a transaction with us or prevent us from pursuing certain initial business combination opportunities that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar foreign ownership issues.

Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete our initial business combination, our failure to obtain any required approvals within the requisite time-period may require us to liquidate. If we liquidate, our public shareholders may only receive their pro rata share of amounts held in the Trust Account, and our warrants will expire worthless. This will also cause you to lose any potential investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

In addition, the Company also proposes to include additional disclosure in the definitive proxy statement to address the Staff’s verbal comments, which response highlights, among other aspects, the Company’s intention to instruct Continental Stock Transfer & Trust Company, the trustee with respect to its trust account, to liquidate the U.S. government treasury obligations or money market funds held therein on or prior to the 24-month anniversary of the effective date of its IPO registration statement and thereafter to hold all funds therein in cash until the earlier of consummation of the Company’s initial business combination or liquidation of the Company.

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If you have any questions regarding this submission, please contact Howard Zhang at +86 10 8567 5002 (howard.zhang@davispolk.com) or Sabrina He at +86-10-8567-5017 (huiting.he@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Howard Zhang
Howard Zhang

cc:	Alex Yamashita, Chief Executive Officer, Blue Safari Acquisition Corp. Naphat Sirimongkolkasem, Chief Financial Officer, Blue Safari Acquisition Corp.

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